EZCORP, Inc.
1901 Capital Parkway
Austin, Texas 78746

January 22, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EZCORP, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-186047)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, EZCORP, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-186047), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2013.

The Company is requesting the withdrawal of the Registration Statement because it was inadvertently filed as form type “S-3” instead of form type “S-3ASR.” The Company will refile the Registration Statement with the proper EDGAR codes to identify it as a filing on form type “S-3ASR.”

The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act of 1933, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Christopher Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712 or the undersigned at (512) 314-3409.

Sincerely,

EZCORP, INC.
By: /s/ Thomas H. Welch, Jr.
Name: Thomas H. Welch, Jr.
Title: Senior Vice President, General Counsel and Secretary